SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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Tefron Ltd. (the "Company") today announced that the Company's Board of
Directors approved on August 8, 2006, following the approval by the Company's Audit Committee, the purchase of a new directors' and officers' insurance policy, which will also cover directors who may be deemed to be controlling shareholders of the Company. The purchase of the policy is within the Framework Resolution (within the meaning of such term in the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000) approved by our shareholders on January 19, 2005 (the "Framework Resolution").

Under the Framework Resolution, the insurer, the aggregate coverage amount under each D&O insurance policy and the annual premium to be paid for such coverage are to be determined by the Company's Audit Committee and Board of Directors after determining that the foregoing amounts are reasonable under the circumstances, taking into consideration market conditions, subject to the following conditions: (i) the aggregate coverage amounts of any D&O insurance policy may not exceed the higher of: (a) US $15,000,000; or (b) 25% of the shareholders' equity of the Company according to the last consolidated financial statements of the Company (either audited or reviewed) published prior to the purchase of the insurance; and (ii) the annual premium paid under the D&O Insurance policy may not exceed (a) 130% of the premium paid in the immediately preceding year, and (b) US $350,000.

The following is a short description of the principal terms of the Company's insurance policy approved by the Board of Directors:

The insurance policy will include directors and officers of the Company's subsidiaries and will have a term of one year. Such policy covers an aggregate liability of US $15,000,000. The premium to be paid by the Company with respect to such insurance policy is approximately US $162,000.

The Company's Audit Committee and Board of Directors determined that such policy complies with the terms of the Framework Resolution.

Pursuant to Section 1(C) of the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000), one shareholder or more holding 1% of the Company's issued share capital or voting rights may notify the Company of such shareholder's objection to the purchase of the abovementioned D&O insurance policy in accordance with the aforementioned regulations, provided such objection is submitted to the Company no later than 14 days from the date of filing of this Form 6-K with the Securities and Exchange Commission. If such objection is received at the Company within such 14-day period, the purchase of the said policy with respect to the coverage of controlling shareholders who serve as director will require shareholders' approval.


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   TEFRON LTD.
                                   (Registrant)


                                   By: /s/ Asaf Alperovitz
                                   -----------------------
                                   Asaf Alperovitz
                                   Chief Financial Officer


                                   By: /s/ Hanoch Zlotnik
                                   ----------------------
                                   Hanoch Zlotnik
                                   Finance Manager


Date: August 9, 2006


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